650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

December 7, 2005

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Avanex Corporation, Commission File No. 000-29175
Preliminary Proxy Statement and Notice of Special Meeting

Ladies and Gentlemen:

On behalf of Avanex Corporation (the “Company”) and pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended, I am enclosing herewith the following documents:

1.	A cover page in the form set forth in Schedule 14A;
2.	A Preliminary Proxy Statement and Notice of Special Meeting of Stockholders with respect to the Company’s Special Meeting of Stockholders expected to be held on January 27, 2006;
3.	The Company’s form of certificate of amendment of amended and restated certificate of incorporation to be acted upon at the Stockholder Meeting and attached as an appendix; and
4.	A form of Proxy Card attached as an appendix.

Pursuant to Rule 14a-6(i)(2), no fee is required upon the filing of these materials.

The Company currently intends to release definitive copies of the enclosed proxy materials to stockholders on or about December 19, 2005. In order that the proxy materials may be printed and mailed in a timely manner, we would appreciate your advising us by telephone of any comments that the Staff may have, if any, and the timing of any comments that the Staff anticipates making. Please direct any comments to the undersigned at (650) 565-3997.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ RICHARD CAMERON BLAKE

Richard Cameron Blake

Enclosures

cc:	Jo. S. Major, Jr.
AVANEX CORPORATION
Burke F. Norton, Esq.
WILSON SONSINI GOODRICH & ROSATI

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